EXHIBIT 99.1


03/CAT/19

                             FOR IMMEDIATE RELEASE

                07.00 BST, 02.00 EST Wednesday 3 September 2003

For further information contact:

Cambridge Antibody Technology           Weber Shandwick Square Mile (Europe)
-----------------------------           ------------------------------------
Tel: +44 (0) 1223 471 471               Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer  Kevin Smith
John Aston, Chief Financial Officer     Rachel Lankester
Rowena Gardner, Director of Corporate
 Communications
                                        BMC Communications/The Trout Group (USA)
                                        ----------------------------------------
                                        Tel: +1 212 477 9007
                                        Brad Miles, ext 17 (media)
                                        Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ANNOUNCES FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 JUNE 2003

Cambridge, UK...Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ:
CATG) today announces financial results for the nine months ended 30 June 2003 and an update on business since the Interim Report in May 2003.

Summary

o    Nine CAT-derived products in clinical development
o HUMIRATM, isolated and optimised by CAT in collaboration with Abbott, granted positive opinion by EMEA for the treatment of rheumatoid arthritis
o    Enrolment completed in Phase II/III European clinical trial of TrabioTM
o Results of CAT-213 Phase I/II allergen challenge study. Process of partnering CAT-213 commenced
o CAT-354, a human anti-IL13 monoclonal antibody, optimised using ribosome display, expected to enter clinical development by end of 2004
o    Approval to start UK Phase I clinical trial of TRAIL-R2 mAb received (HGSI)
o Phase I clinical trial of ABthraxTM commenced; awarded "fast track" status by the FDA (HGSI) o Further key phage display patent (Griffiths) granted in the US o Financial results for the nine-month period in line with expectations: o Loss for the nine months ended 30 June 2003: (pound)26.5 million o Cash and short-term investments at 30 June 2003: (pound)112.8 million

Product Development

HUMIRATM

On 22 May 2003 the European Medicines Evaluation Agency (EMEA) adopted a positive opinion on HUMIRA for the treatment of rheumatoid arthritis (RA). HUMIRA was isolated and optimised by CAT in collaboration with Abbott Laboratories. Abbott is responsible for the clinical development and marketing of HUMIRA. HUMIRA is already marketed in the US and is the first CAT-derived antibody to receive approval for marketing. HUMIRA, when approved in the EU, will be the first human monoclonal antibody approved in the EU for RA.

On 16 April 2003 Abbott received marketing approval for HUMIRA in Switzerland, an event that triggered a milestone payment to CAT from Abbott.

On 29 May 2003 Abbott announced that it had raised its 2003 sales expectations for HUMIRA to over $250 million. Phase III clinical trials in psoriatic arthritis, juvenile RA and Crohn's disease and a Phase II clinical trial of HUMIRA in patients with chronic plaque psoriasis, all conducted by Abbott, continue.

As described in CAT's interim results for the six months ended 31 March 2003, CAT's entitlement to royalties in relation to sales of HUMIRA is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft (now a subsidiary of Abbott Laboratories). The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for HUMIRA. CAT believes strongly that the offset provisions do not apply and is seeking an outcome consistent with that position. The Company is not anticipating resolution of this issue in the near future.

CAT Product Candidates

CAT intends that the current Phase II/III European clinical trial and the International Phase III clinical trial will form the basis of submission for a licence to market Trabio (lerdelimumab, CAT-152), a human anti-TGF(beta)2 monoclonal antibody being developed as an anti-scarring agent to improve the outcome of glaucoma filtration surgery.

On 17 June 2003, CAT announced the completion of enrolment in the Phase II/III European clinical trial of Trabio, with 344 patients undergoing first time trabeculectomy enrolled at major eye hospitals in six countries. Data from this trial are expected to be available towards the end of 2004. Patient enrolment in both the International Phase III clinical trial and the recently commenced US clinical trial is progressing.

Discussions continue with potential partners with a view to marketing and selling Trabio.

Following completion of patient enrolment in the first quarter of 2003 in the Phase I/II clinical trial of CAT-192 (metelimumab), a human anti-TGF(beta)1 monoclonal antibody being developed with Genzyme as a potential treatment for diffuse systemic sclerosis, data are expected to be available in the fourth quarter of 2003.

Pre-clinical studies of GC-1008, a human anti-panTGF(beta) monoclonal antibody, being developed jointly by CAT and Genzyme, continue and it is expected that an IND will be filed in the fourth quarter of 2003 for clinical trials in idiopathic pulmonary fibrosis.

Preliminary data from the Phase I/II allergen challenge study of a topically applied single dose of CAT-213 (bertilimumab), a human anti-eotaxin1 monoclonal antibody, in allergic conjunctivitis, show CAT-213 to be safe and well tolerated, although there was no evidence of statistically significant pharmacological activity. However, data from a study of the effects of CAT-213 on sputum from asthmatics suggests a possible role for CAT-213 as a treatment for severe and unstable asthma(1) , adding to data obtained from a single-dose Phase I/II allergic rhinitis challenge study in 2002 which showed that CAT-213 has a significant positive effect upon nasal patency and reduces the numbers of tissue eosinophils and mast cells associated with nasal allergen challenge. Following an internal review of its product development portfolio, and specifically its opportunities in asthma, CAT has commenced the process of partnering CAT-213.

CAT-354 is a human anti-IL13 monoclonal antibody, derived from proprietary research programmes and optimised using ribosome display. It has entered pre-clinical development and is being developed as a treatment for asthma and possibly also for chronic obstructive pulmonary disease. Subject to the achievement of pre-clinical milestones, CAT expects that CAT-354 will enter clinical development by the end of 2004.

Licensed Product Candidates

There has been progress with several antibodies deriving from CAT's collaboration with Human Genome Sciences, Inc (HGSI): four are now in clinical trials.

In April 2003, HGSI announced its intention to initiate Phase II clinical trials of LymphoStat-BTM in patients with Systemic Lupus Erythematosus (SLE) soon and in patients with RA in the second half of 2003. HGSI also announced that LymphoStat-B has received Fast Track Product Designation from the US FDA for the treatment of SLE.

The Phase I clinical trials of TRAIL-R1 mAb, a human anti-TRAIL-R1 monoclonal antibody, being carried out by HGSI in patients with advanced cancers continue. HGSI expects to report results in 2004. A Phase I clinical trial in patients with multiple myeloma has commenced.

On 11 July 2003, HGSI announced that it had received clearance from the UK Medicines and Healthcare Products Regulatory Agency allowing it to begin clinical development of TRAIL-R2 mAb. HGSI has initiated a Phase I open-label, dose-escalating study in the UK to evaluate the safety and pharmacology of TRAIL-R2 mAb in patients with advanced tumours. This is HGSI's first clinical trial conducted in Europe.

On 25 June 2003, HGSI announced that it had received clearance from the US Food and Drug Administration (FDA) of its Investigational New Drug (IND) application to begin human trials of ABthrax, a novel drug for the prevention and treatment of anthrax infections. On 19 August 2003, HGSI announced that it had received Fast Track Product Designation from the US FDA for ABthrax and confirmed that it had initiated a Phase I placebo-controlled, dose-escalation clinical trial. The clinical trial will evaluate the safety, tolerability and pharmacokinetics of ABthrax in healthy adults to evaluate different dose levels of intramuscularly administered ABthrax and intravenously administered ABthrax.

According to the guidelines set forth in the US Bioterrorism Act, successful studies in relevant experimental models will be considered sufficient to establish efficacy for licensure and marketing approval. ABthrax has been demonstrated to be effective in preventing the lethal effects of anthrax infection in two relevant models. According to the guidelines, clinical trials will be required to establish safety, tolerability, and pharmacology, but not efficacy. HGSI has stated that large-scale development and manufacture of ABthrax is dependent on US government funding.

On 29 May 2003, Abbott announced development progress with ABT-874 (formerly
J695), a human anti-IL12 monoclonal antibody isolated and optimised by CAT in collaboration with Abbott. Abbott discussed promising Phase II Crohn's disease data for ABT-874, and announced plans for a Phase II study in multiple sclerosis in the first half of 2004.

There are three product candidates at pre-clinical development stage at CAT's collaborators.

Further discussions with respect to CAT's collaboration with Pfizer are ongoing, as are discussions with Wyeth regarding the next phase of that collaboration.

Today CAT announces that it has granted Xerion Pharmaceuticals AG, a private German biotech company, options to take licences to develop and commercialise antibodies derived from CAT's proprietary antibody phage display libraries. CAT will receive development based milestone payments and royalties on antibody products developed by Xerion and its collaborators.


Discovery Stage Programmes

There are ongoing research programmes to 13 distinct molecular targets at CAT. Over half of these programmes are funded or co-funded by CAT, including programmes with Amgen, Amrad and Elan.


Intellectual property

In July 2003, CAT granted a licence to Affimed Therapeutics AG in respect of its phage display patents. CAT received an upfront fee, and will receive milestone and royalty payments on any products developed by Affimed and its collaborators.

On 15 July 2003, a key patent in the Griffiths family of patents was issued in the US, bringing the number of patents in the Griffiths family issued in the US during 2003 to five. They are continuations of an earlier CAT application that issued as US 5,885,793.

The key patent, US 6,593,081, relates to methods of producing human antibodies that bind to human receptors and have the ability to trigger such receptors. Such agonistic antibodies represent an important class of antibody drugs, and include TRAIL-R1 mAb and TRAIL-R2 mAb. The four other patents, US 6,521,404, US 6,544,731, US 6,555,313 and US 6,582,915 relate to methods for producing human antibodies which bind to human self-antigens. The methods avoid any need to immunise humans to produce such antibodies and allow the production of human antibodies to virtually any human self-antigen.

Management

On 21 July 2003 CAT announced the promotion of Dr Richard Mason to the post of VP Business Development and member of CAT's Executive Group. Dr Mason will lead CAT's business development opportunities going forward and succeeds Jason Avery who has resigned from the Company.

Financial results

CAT made a loss after taxation for the nine months ended 30 June 2003 of (pound)26.5 million (nine months ended 30 June 2002: (pound)21.5 million; year ended 30 September 2002: (pound)28.2 million). Net cash outflow before management of liquid resources and financing for the period was (pound)19.0 million (nine months ended 30 June 2002: (pound)20.1 million outflow; year ended 30 September 2002: (pound)28.3 million outflow). Cash and short-term investments at 30 June 2003 amounted to (pound)112.8 million (30 June 2002:
(pound)137.9 million; 30 September 2002 (pound)129.8 million).

Revenue in the period was (pound)6.4 million (nine months ended 30 June 2002:
(pound)6.9 million; year ended 30 September 2002: (pound)9.5 million). A clinical milestone payment was received from Abbott during the third quarter following product licence approval of HUMIRA in Switzerland. Revenues of (pound)3.2 million were generated from contract research fees under ongoing collaborations with Pfizer, HGSI, Wyeth Research and Merck & Co., Inc of which (pound)0.6 million was received during the third quarter. Licence fees of (pound)1.7 million were recognised in the period, principally licence fees released from deferred income brought forward at 30 September 2002. The library licence granted to Chugai Pharmaceutical Co., Ltd (Chugai) came into effect during the third quarter of the current financial year.

Operating costs for the period amounted to (pound)38.8 million (nine months ended 30 June 2002: (pound)34.2 million; year ended 30 September 2002:
(pound)47.5 million). External development costs have risen significantly from (pound)4.4 million in the nine months ended 30 June 2002 to (pound)10.0 million in the nine months ended 30 June 2003, with increased activity on clinical trials, particularly Trabio and the Genzyme collaboration. Staff and infrastructure costs were higher in the current period than for the nine months ended 30 June 2002 primarily as a result of the increase in staff numbers (from an average of 269 during the nine month period ended 30 June 2002 to an average of 300 during the period), and the leasing of premises at Granta Park.

During the period the Group accrued interest receivable on its cash deposits of (pound)3.5 million (nine months ended 30 June 2002: (pound)5.0 million; year ended 30 September 2002: (pound)6.4 million) reflecting the reduced level of cash and liquid resources held in interest bearing securities and the lower interest rates available.

In June 2003 CAT received a research and development tax credit of (pound)3.1 million following submission of CAT's tax computation for the financial year ending 30 September 2002. Tax of (pound)0.4 million was witheld on the first licence payment received from Chugai earlier in the year.

Purchases of tangible fixed assets for the period were (pound)4.9 million (nine months ended 30 June 2002: (pound)6.3 million; year ended 30 September 2002: (pound)7.9 million), principally due to the final costs associated with the construction and fit out of CAT's premises at Granta Park.

                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Results for the NINE MONTHS ended 30 June 2003


CONSOLIDATED PROFIT AND LOSS ACCOUNT
(unaudited)                                         Convenience    Nine months     Nine months     Year ended
                                                    translation       ended 30        ended 30             30
                                                    Nine months      June 2003       June 2002      September
                                                       ended 30                                          2002
                                                      June 2003                                     (audited)
                                                         US$'000     (pound)'000    (pound)'000     (pound)'000


Turnover                                                  10,569           6,394          6,873           9,471
Direct costs                                                (384)           (232)           (64)            (80)
                                                  --------------------------------------------------------------
Gross profit                                              10,185           6,162          6,809           9,391

Research and development expenses                        (53,418)        (32,318)       (20,968)        (31,307)
    ------------------------------------------------------------------------------------------------------------
     Drug Royalty Corporation transaction costs               -              -           (7,913)         (7,913)
     Other general and administration expenses           (10,769)         (6,515)        (5,288)         (8,321)
                                                         --------         -------         -------        -------
    ------------------------------------------------------------------------------------------------------------
General and administration expenses                      (10,769)         (6,515)       (13,201)        (16,234)
                                                  --------------------------------------------------------------
Operating loss                                           (54,002)        (32,671)       (27,360)        (38,150)

Interest receivable (net)                                  5,775           3,494          4,960           6,386
                                                  --------------------------------------------------------------
Loss on ordinary activities before taxation              (48,227)        (29,177)       (22,400)        (31,764)
Taxation on loss on ordinary activities                    4,463           2,700            920           3,557
                                                  --------------------------------------------------------------
Loss for the financial period                            (43,764)        (26,477)       (21,480)        (28,207)
                                                  --------------------------------------------------------------

Loss per share - basic and diluted (pence)                                  72.8p          60.2p           78.7p



CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
(unaudited)                                           Convenience    Nine months           Nine            Year
                                                      translation          ended   months ended        ended 30
                                                      Nine months   30 June 2003   30 June 2002       September
                                                         ended 30                                          2002
                                                        June 2003                                      (audited)

                                                          US$'000    (pound)'000    (pound)'000     (pound)'000
Loss for the financial period                             (43,764)       (26,477)       (21,480)        (28,207)
Gain (loss) on foreign exchange translation                   851            515             65              96
                                                 ---------------------------------------------------------------
Total recognised losses relating to the period            (42,913)       (25,962)       (21,415)        (28,111)
                                                 ---------------------------------------------------------------

The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Results for the NINE MONTHS ended 30 JUNE 2003

CONSOLIDATED BALANCE SHEET
(unaudited)                                           Convenience    As at 30 June       As at 30        As at 30
                                                      translation             2003      June 2002       September
                                                            as at                                            2002
                                                     30 June 2003                                       (audited)
                                                          US$'000      (pound)'000    (pound)'000     (pound)'000
Fixed assets
Intangible assets                                          11,810            7,145          8,252           7,933
Tangible fixed assets                                      23,884           14,450          9,133          12,429
Investments                                                   355              215            215             215
                                                 -----------------------------------------------------------------
                                                           36,049           21,810         17,600          20,577
                                                 -----------------------------------------------------------------
Current assets
Debtors                                                     6,210            3,757          4,769           6,556
Short term investments                                    185,761          112,385        135,569         126,694
Cash at bank and in hand                                    2,195            1,328          2,335           3,081
                                                 -----------------------------------------------------------------
                                                          194,166          117,470        142,673         136,331
Creditors
Amounts falling due within one year                       (23,301)         (14,097)        (9,511)        (12,563)
                                                 -----------------------------------------------------------------
Net current assets                                        170,865          103,373        133,162         123,768
                                                 -----------------------------------------------------------------
Total assets less current liabilities                     206,914          125,183        150,762         144,345
Creditors
Amounts falling due after more than one year              (23,461)         (14,194)        (8,330)         (8,580)
                                                 -----------------------------------------------------------------
Net assets                                                183,453          110,989        142,432         135,765
                                                 -----------------------------------------------------------------

Capital and reserves
Called-up share capital                                     6,038            3,653          3,621           3,621
Share premium account                                     336,676          203,688        202,505         202,534
Other reserve                                              22,241           13,456         13,456          13,456
Profit and loss account                                  (181,502)        (109,808)       (77,150)        (83,846)
                                                 -----------------------------------------------------------------
Shareholders' funds - all equity                          183,453          110,989        142,432         135,765
                                                 -----------------------------------------------------------------


This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP plc
Results for the nine MONTHS ended 30 june 2003


CONSOLIDATED CASH FLOW STATEMENT
(unaudited)                                               Convenience      Nine months   Nine months    Year ended
                                                          translation    ended 30 June      ended 30            30
                                                          Nine months             2003     June 2002     September
                                                               ended                                          2002
                                                         30 June 2003                                    (audited)

                                                              US$'000      (pound)'000   (pound)'000   (pound)'000

Net cash outflow from operations                              (35,063)         (21,213)      (20,162)      (26,808)
                                                     --------------------------------------------------------------

Returns on investments and servicing of finance
Interest received                                               7,433            4,497         6,335         7,558
Interest paid                                                     (46)             (28)            -             -

                                                     --------------------------------------------------------------
                                                                7,387            4,469         6,335         7,558

                                                     --------------------------------------------------------------

Taxation                                                        8,822            5,337             -           920
                                                     --------------------------------------------------------------

Capital expenditure and financial investment
Purchase of intangible assets                                  (4,418)          (2,673)            -        (2,067)
Purchase of tangible fixed assets                              (8,179)          (4,948)       (6,316)       (7,894)
Sale of tangible fixed assets                                       7                4             -             -
                                                     --------------------------------------------------------------
                                                              (12,590)          (7,617)       (6,316)       (9,961)
                                                     --------------------------------------------------------------

Net cash outflow before management of liquid
resources and financing                                       (31,444)         (19,024)      (20,143)      (28,291)
                                                     --------------------------------------------------------------

Management of liquid resources                                 23,651           14,309        20,659        29,534
                                                     --------------------------------------------------------------

Financing
Issue of ordinary share capital                                 1,960            1,186         1,419         1,448
Proceeds from new finance lease commitments                     1,779            1,076             -             -
Capital elements of finance lease rental payments                (266)            (161)            -             -
                                                     --------------------------------------------------------------
                                                                3,473            2,101         1,419         1,448
                                                     --------------------------------------------------------------

(Decrease)/increase in cash                                    (4,320)          (2,614)        1,935         2,691
                                                     --------------------------------------------------------------


This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

Notes to the financial information

Accounting policies
This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2002.

Convenience translation

The consolidated financial statements are presented in pounds sterling. The consolidated financial statements as of and for the period ended 30 June 2003 are also presented in United States Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of (pound)1:US$1.6529, the noon buying rate as of 30 June 2003. No representation is made that the amounts could have been or could be converted into United States Dollars at this or any other rates.

Drug Royalty Corporation transaction costs
General and administration expenses include (pound)7.9 million of costs incurred in the year ended 30 September 2002 relating to the two transactions entered into with Drug Royalty Corporation Inc. of Canada (DRC) during that year (2001: none). In January 2002, CAT announced a recommended offer for the whole of DRC. A competing offer was made by Inwest Investments Ltd of Canada which was accepted in April 2002. Under an agreement with DRC, the Group received a payment of (pound)1.5 million in 1994 in return for rights to a percentage of revenues (and certain other payments) received by the Group over a period terminating in 2009. The (pound)1.5 million was deferred and recognised over the period for which the rights were purchased. On 2 May 2002, CAT bought out this royalty obligation to DRC for (pound)6.1 million (C$14 million) with the issue of 463,818 CAT shares to DRC. The remaining balance of (pound)0.6 million of deferred income was all released in 2002. The professional fees incurred in the Group's bid and royalty buy-back were (pound)1.8 million.

Loss per share
The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following for the nine months ended 30 June 2003, the nine months ended 30 June 2002 and the year ended 30 September 2002 respectively: Losses of (pound)26,477,000, (pound)21,480,000, and (pound)28,207,000. Weighted average number of shares in issue of 36,369,209, 35,699,076 and 35,828,446. The Company has ordinary shares in issue of 36,531,756 and a total of 1,814,732 ordinary shares under option as of 30 June 2003.

          Reconciliation of operating loss to operating cash outflow

                                                         Convenience         Nine          Nine      Year ended
                                                         translation       months        months              30
                                                         Nine months     ended 30      ended 30       September
                                                         ded 30 June    June 2003     June 2002            2002
                                                                2003
                                                             US$'000  (pound)'000   (pound)'000     (pound)'000

Operating loss                                               (54,002)     (32,671)      (27,360)        (38,150)
Depreciation charge                                            3,741        2,263         2,467           2,617
Amortisation of intangible fixed assets                        1,302          788           281             882
Shares issued to buy out DRC royalty agreement                     -            -         6,149           6,149
Loss on disposal of fixed assets                                 155           94             -               -
Increase in debtors                                           (1,342)        (812)         (288)           (158)
(Decrease)/increase in creditors                              15,083        9,125        (1,411)          1,852
                                                    ------------------------------------------------------------
                                                             (35,063)     (21,213)      (20,162)        (26,808)
                                                    ------------------------------------------------------------

                   Analysis and reconciliation of net funds
                                                         1 October      Cash flow      Exchange    30 June 2003
                                                              2002                     movement
                                                        pound)'000    (pound)'000   (pound)'000      pound)'000
Cash at bank and in hand                                       3,081       (1,723)          (30)          1,328
Overdrafts                                                         -         (891)            -            (891)
                                                                     -------------
                                                                           (2,614)
Finance leases                                                     -         (915)            -            (915)

Liquid resources                                             126,694      (14,309)            -         112,385
                                                    ------------------------------------------------------------
Net funds                                                    129,775      (17,838)          (30)        111,907
                                                    ------------------------------------------------------------

                                                                                    Nine months      Year ended
                                                                                  ended 30 June              30
                                                                                           2003       September
                                                                                                           2002

                                                                                    (pound)'000      pound)'000
(Decrease)/increase in cash in the period                                                (2,614)          2,691
Cash inflow from increase in lease financing                                               (915)              -
(Decrease) in liquid resources                                                          (14,309)        (29,534)
                                                                                --------------------------------
Change in net funds resulting from cash flows                                           (17,838)        (26,843)
Exchange movement                                                                           (30)            (32)
                                                                                --------------------------------
Movement in net funds in period                                                         (17,868)        (26,875)
Net funds at 1 October 2002                                                             129,775         156,650
                                                                                --------------------------------
Net funds at 30 June 2003                                                               111,907         129,775
                                                                                --------------------------------

           Reconciliation of movements in group shareholders' funds


                                                                                    Nine months      Year ended
                                                                                  ended 30 June              30
                                                                                           2003       September
                                                                                                           2002

                                                                                    (pound)'000     (pound)'000
Loss for the financial period                                                           (26,477)        (28,207)
Other recognised gains and losses relating to the period                                    515             325
                                                                              -----------------------------------
                                                                                        (25,962)        (27,882)
New shares issued                                                                         1,186           7,597
                                                                              -----------------------------------
Net decrease in shareholders' funds                                                     (24,776)        (20,285)
Opening shareholders' funds                                                             135,765         156,050
                                                                              -----------------------------------
Closing shareholders' funds                                                             110,989         135,765
                                                                              -----------------------------------

                             Financial Statements
The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Street, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2002 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the nine month periods ended 30 June 2003 and 30 June 2002 have not been audited or reviewed in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. The results for the year ended 30 September 2002 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September 2002 are available from our registered office:

The Company Secretary
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

Page 14 of 15

Quarterly financial information

                                                                 Three months    Three months    Three months
                                                                ended 30 June        ended 31        ended 31
                                                                         2003      March 2003   December 2002
                                                                  (pound)'000     (pound)'000     (pound)'000

Consolidated profit and loss account (unaudited):
Turnover                                                                2,417           2,572           1,405
Direct costs                                                             (207)            (16)             (9)

                                                               --------------- --------------- ---------------
Gross profit                                                            2,210           2,556           1,396

Research and development expenses                                     (10,973)        (10,111)        (11,234)
General and administration expenses                                    (2,593)         (1,914)         (2,008)

                                                               --------------- --------------- ---------------
Operating loss                                                        (11,356)         (9,469)        (11,846)

Interest receivable (net)                                               1,016           1,172           1,306

                                                               --------------- --------------- ---------------

Loss on ordinary activities before taxation                           (10,340)         (8,297)        (10,540)
Taxation on loss on ordinary activities                                 2,700               -               -

                                                               --------------- --------------- ---------------
Loss for the financial period                                          (7,640)         (8,297)        (10,540)

                                                               --------------- --------------- ---------------

Consolidated cash flow statement (unaudited):
Net cash outflow from operations                                       (8,726)         (7,073)         (5,414)

                                                               --------------- --------------- ---------------

Returns on investments and servicing of finance
Interest received                                                         912           2,537           1,048
Interest paid                                                             (18)            (10)              -

                                                               --------------- --------------- ---------------
                                                                          894           2,527           1,048

Taxation                                                                2,700               -           2,637

                                                               --------------- --------------- ---------------

Capital expenditure and financial investment
Purchase of intangible assets                                               -               -          (2,673)
Purchase of tangible fixed assets                                        (683)         (1,439)         (2,826)
Sale of tangible fixed assets                                               1               3               -

                                                               --------------- --------------- ---------------
                                                                         (682)         (1,436)         (5,499)
 Net cash outflow before management of liquid resources and
financing                                                              (5,814)         (5,982)         (7,228)

                                                               --------------- --------------- ---------------

Management of liquid resources                                          4,914            (850)         10,245

                                                               --------------- --------------- ---------------

Financing
Issue of ordinary share capital                                           479              19             688
Proceeds from new finance lease commitments                                 -             572             504
Capital elements of finance lease rental payments                         (58)            (67)            (36)

                                                               --------------- --------------- ---------------
                                                                          421             524           1,156


                                                               --------------- --------------- ---------------
(Decrease) /increase in cash                                             (479)         (6,308)          4,173
                                                               --------------- --------------- ---------------

Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Approval in Europe is expected by Abbott in mid-2003.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.

IL-13
o IL-13 is an interleukin (protein) which has potent immunomodulatory effects. It is primarily secreted by TH2 lymphocytes. It is believed to be a highly relevant target molecule in airways obstruction, acute exacerbations of asthma and in chronic airways remodelling.

(1) Dent, G et al Contribution of eotaxin (CCL11) to eosinophil chemotactic activity of asthmatic sputum. Presentation at 12th European Respiratory Society Annual Congress, September 2002, Stockholm, Sweden.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.